Exhibit 4.11

DATED                                                         2012

BARCLAYS BANK PLC (1)

- and -

ANTONY JENKINS (2)

SERVICE AGREEMENT

This Agreement is made the                            day of                             2012

BETWEEN:

(1)	BARCLAYS BANK PLC (a company registered in England and Wales under no. 1026167) whose registered office is at 1 Churchill Place, London, E14 5HP (“Barclays”) and;

(2)	ANTONY JENKINS of

WHEREAS:

Barclays wishes to employ you and you have agreed to work for Barclays on the terms and conditions set out in this Agreement.

IT IS HEREBY AGREED:

1.	DEFINITIONS AND INTERPRETATION

1.1	In this Agreement:

“Barclays Group” means Barclays and any company which is from time to time:

(a)	a holding company (as defined by Section 1159 of the Companies Act 2006) of Barclays;

(b)	a subsidiary (as defined by Section 1159 of the Companies Act 2006) of Barclays or of its holding company;

(c)	a company over which Barclays has control within the meaning of Section 1124 of the Corporation Tax Act 2010; or

(d)	a subsidiary undertaking (as defined by Section 1162 of the Companies Act 2006) of Barclays;

and “member of the Barclays Group” shall be construed accordingly.

“Board” means the Board of Directors of Barclays and any duly appointed committee of the Board.

“Employment” means your employment on the terms of this Agreement.

“Executive Committee” means the committee tasked with the respective responsibility in accordance with the compliance guidance in force from time to time.

“FSA” means the Financial Services Authority.

“Garden Leave Date” means the date on which you are suspended from your duties in the event that Barclays exercises its discretion pursuant to Clause 17.1.

“Termination Date” means the date on which your Employment terminates.

1.2	References to any statute or legislation shall include any subordinate legislation made under it and any modification, re-enactment or extension of the statute or subordinate legislation.

2.	CONDITIONS TO THE APPOINTMENT

2.1	Your appointment under this Agreement is subject to and conditional upon the successful completion of FSA and / or any other regulatory approval for your appointment as is required and any such approval being obtained.

2.2	You hereby warrant that:

(a)	you are not precluded or restricted by virtue of any term of any agreement, undertaking or court order or any obligation to any third party from entering into this Agreement or undertaking or properly performing any of the duties of your employment with Barclays; and

(b)	you are not currently nor have you at any time been the subject of an investigation by any company or body into suspected bribery or corruption activity where either: (i) the investigation was concluded and your conduct found to amount to misconduct; or (ii) where the investigation was on-going and did not reach a conclusion because your employment (or engagement) with that company or body was terminated during the investigation (whether by mutual consent or by voluntary termination or otherwise).

Any breach of the warranties in this Clause 2.2 will entitle Barclays to terminate this Agreement summarily.

3.	APPOINTMENT AND TERM

3.1	This Agreement shall take effect on the later of the date it is signed by you and by Barclays. Your period of continuous employment for statutory purposes began on 17 December 2005. Your appointment as Group Chief Executive of the Barclays Group under the terms of this Agreement will start on 30 August 2012 (the “Start Date”).

3.2	From the Start Date you shall be employed by Barclays as Group Chief Executive of the Barclays Group, reporting to the Barclays Group Chairman as appointed from time to time (the “Barclays Group Chairman”). You shall also be a member of the Barclays Group Executive Committee and an executive director of Barclays and Barclays PLC, subject to the articles of association of the relevant company as amended from time to time.

3.3	Subject to Clauses 2.1, 2.2, 3.1 and 16, your Employment will continue unless and until terminated on:

(a)	12 months’ written notice given at any time by Barclays to you; or

(b)	6 months’ written notice given at any time by you to Barclays.

4.	DUTIES

4.1	You acknowledge that your seniority and the fiduciary nature of your position place you in a position of trust. During your Employment, you shall:

(a)	unless prevented by illness, accident or other incapacity, devote the whole of your working time and attention to the business of Barclays and diligently and faithfully perform such duties and exercise such powers and functions consistent with your position as may reasonably be assigned to or vested in you from time to time by Barclays to the best of your ability with integrity, due skill, care and diligence and use your best endeavours to promote and protect the interests of the Barclays Group and not do anything harmful to those interests;

(b)	immediately upon becoming aware of it report to the Board your own wrongdoing and any actual or intended wrongdoing of any other employee, director or contractor of the Barclays Group or any other person performing services on behalf of the Barclays Group which might materially damage the standing or interests of Barclays;

(c)	use your best endeavours to promote the interests of the Barclays Group and comply with all reasonable requests, instructions and regulations given by the Board or anyone authorised by it and promptly provide such explanations, information and assistance as to your activities in the business of the Barclays Group as they may reasonably require;

(d)	adhere to all policies and procedures applicable to your Employment that are in effect from time to time; and

(e)	neither engage in any activities which would detract from the proper performance of your duties under this Agreement, nor (without the prior written consent of the Group Chairman or relevant delegated authority) in any capacity including as director, shareholder, principal, consultant, agent, partner or employee engage or be concerned or interested directly or indirectly in any other trade, business or occupation whatsoever. Subject to Clause 5.3 below, this Clause shall not prevent you holding for investment purposes only shares or securities which do not exceed five per cent (5%) in nominal value of the share capital or stock of any class of any company quoted on a recognised stock exchange.

4.2	Notwithstanding the provisions of Clause 4.1 Barclays shall be entitled at any time to:

(a)	appoint another person or persons to act jointly with you as a short term or interim measure, such appointment being subject to your consent, such consent not to be unreasonably withheld; and/or

(b)	require you to carry out such special projects or duties commensurate with your abilities and the scope and breadth of your duties and status as CEO, as Barclays shall in its absolute discretion determine; and/or

(c)	require you to undertake additional duties and/or transfer you to other duties compatible with your skills and experience within the Barclays Group.

4.3	Your initial place of work will be One Churchill Place, however, Barclays reserves the right to require you to work from such alternative location as required by the needs of the business. You agree that you will travel to such places (both inside and outside the United Kingdom) as Barclays may require from time to time. If you are required to work outside the UK for a period in excess of one month, you will be notified of the additional terms which will apply.

4.4	You will be required to work business hours from Monday to Friday, plus such additional hours as are required for the proper performance of your duties. You will not be entitled to receive any additional remuneration for work outside normal office hours. You agree that you have unmeasured working time for the purposes of Regulation 20 of the Working Time Regulations 1998.

4.5	As an executive director, you have the benefit of such directors’ and officers’ liability insurance as may be purchased by Barclays from time to time, subject at all times to its terms and conditions.

5.	REGULATORY COMPLIANCE AND DEALING RULES

5.1	The nature of Barclays business is such that Barclays is authorised and regulated by the FSA and / or other regulators in the jurisdictions in which it operates. It is your responsibility to know, understand and comply with all legal, regulatory and governance obligations, including the provisions of the regulatory and compliance policies that are relevant to your direct responsibilities or business activities (whether issued by the FSA or any other successor body or bodies to the FSA and / or any other applicable regulator in relation to the business of the Barclays Group). If you are in any doubt as to your responsibilities in this regard or the rules which apply to you, you must contact the Barclays Group Chairman or Barclays Group Compliance. You must at all times and in all respects comply with the UK Corporate Governance Code.

5.2	As you are an Approved Person you must comply with the FSA Statement of Principles and Code of Practice for Approved Persons, or any equivalent principles or standards as in force from time to time. Failure to meet the Principles and / or Standards and /or to comply with the Code of Practice may result in investigatory and / or disciplinary action being taken against you by the FSA (or any other successor body or bodies) as well as by Barclays.

5.3	You agree to be bound by and comply with the Barclays Group Share Dealing Code and with any more stringent dealing rules applicable to you. In particular, you agree not to make any investment, directly or indirectly, in any company or business which is a customer of Barclays and which may in the reasonable opinion of Barclays be expected to cause your personal or family interests to conflict with your duty to Barclays in any respect.

6.	SALARY

6.1	During your Employment Barclays shall pay you a basic salary of £1,100,000 per annum, less any applicable withholdings, payable in arrears by equal monthly instalments on or by the last day of each month. Your basic salary will accrue on a daily basis and accordingly will be paid pro rata if you are employed for part of a month. Your salary shall be reviewed annually without commitment to increase.

6.2	The figure set out in Clause 6.1 above is your salary prior to participation in any salary sacrifice arrangements. If you participate in any such arrangements, your salary will be reduced as appropriate to reflect the terms of your participation.

7.	DISCRETIONARY INCENTIVE

7.1	Subject to the rules of any scheme as may be in force from time to time, you may be eligible to be considered for a discretionary incentive award on an annual basis.

7.2	You have no contractual right to receive a discretionary incentive award, and the making of a discretionary incentive award in any year does not give rise to any obligation on Barclays to make an award in any future year. Your maximum annual discretionary incentive award opportunity is 250% of base salary (as at the date of the award).

7.3	The structure, form, method, timing and conditions of delivery of any discretionary incentive award will be determined by Barclays in its sole discretion. For the avoidance of doubt, this includes the right to make any award or a proportion of any award in a form other than cash (including, but not limited to, a recommendation for an award of Barclays PLC shares) and to defer or award an element of any award under the terms of a Barclays incentive plan.

7.4	Any discretionary incentive award will only be paid or recommended to be made if, at that time, you are in Barclays employment, not under suspension for a disciplinary matter which may result in your dismissal for gross misconduct and, unless Barclays decides otherwise in its absolute and sole discretion, not under notice (whether given or received). If payment is withheld by reason of your suspension pending investigation into a disciplinary matter and, on conclusion of any investigation and disciplinary process, you are not dismissed for gross misconduct, any discretionary incentive award to which you are entitled will be made as soon as practicable after notification to you of the final outcome of the disciplinary process. If disciplinary action short of dismissal is taken against you, the amount of any award to which you are entitled may be reduced by Barclays in its sole discretion. For the avoidance of doubt, any award may be reduced to nil in such circumstances.

7.5

Any unpaid or unvested award (or portion of an unpaid or unvested award) may be reduced (to nil if appropriate) at Barclays discretion. For the avoidance of doubt, Barclays may exercise its discretion including (but without limitation) as a result of: (i) Barclays PLC or any subsidiary’s financial statements having been materially restated for the period for which the award was made other than restatement due to a change in accounting policy or to rectify a minor error; (ii) your having, in the reasonable opinion of the remuneration committee of the Board (the “Remuneration Committee”), following consultation with Barclays, deliberately misled the management of Barclays, the market and/or Barclays PLC shareholders regarding the financial performance of Barclays PLC or of any subsidiary; (iii) your actions having, in the reasonable opinion of the Remuneration Committee, following consultation with Barclays, caused harm to the reputation of the Barclays Group or amounted to misconduct, negligence, incompetence or poor performance (“negligence”, “incompetence”, “poor performance” and “misconduct” as determined by the Remuneration Committee acting in good faith, following consultation with Barclays); or (iv) the Barclays Group, in the reasonable opinion of the Remuneration Committee, following consultation with the Barclays Group Risk Committee, having suffered a material failure of risk management. For the avoidance of doubt, this clause 7.5 shall apply to any unvested or unpaid awards made under Barclays incentive and long term incentive plans.

7.6	Should Barclays become aware that the amount of any award that has been paid or released to you was calculated on the basis of any false, incorrect or misstated information, then, Barclays may, within one year of any such payment or release being made, request that you repay any amount (or part of any amount) as may be determined in Barclays discretion, acting in good faith. You agree that in the event a repayment obligation arises under this Clause 7.6 you shall repay as a debt to Barclays such amount of the relevant award as may be determined in Barclays sole discretion, acting in good faith, within 90 days of Barclays notifying you of the repayment obligation or should it so elect Barclays is authorised to deduct the appropriate amount from your salary or other amounts due to you over such number of instalments as Barclays determines at its sole discretion.

8.	LONG TERM INCENTIVE

During your Employment you will be eligible to be considered on an annual basis for participation in the Barclays Group long term incentive plan in which other directors of Barclays are eligible to participate from time to time (subject to the rules of the plan in force from time to time). Any award or recommendation shall be at the absolute discretion of Barclays. You will be eligible to be considered for an award under the appropriate long term incentive plan with a total maximum market value in any one year of an amount up to 400% of your base salary, calculated at the time of grant of any such award.

9.	PENSION AND OTHER BENEFITS

9.1	Subject to the rules of the relevant schemes from time to time in force (if applicable), Barclays will, during your Employment, provide you with the benefits set out below. For the avoidance of doubt, save for the benefits listed at Clause 9.1 (a), these benefits are provided at the discretion of Barclays, which shall have the right in its absolute discretion to amend or withdraw them at any time, and provision of them does not affect in any way Barclays right lawfully to terminate your Employment at any time under Clause 16 below. Unless stated otherwise, none of the amounts set out in this Clause 9 are pensionable:

(a)

Barclays will, during your Employment, provide you with a monthly payment in lieu of pension contribution per month, subject to tax and applicable withholdings. The payment shall be equal to 33% of your basic salary and will be paid monthly at the same time as your salary. This payment shall be reduced by the amount of any contributions Barclays is required to make in respect of you under the Pensions Act 2008 or any successor legislation in the relevant month. A contracting-out certificate is not in force in relation to your employment;

(b)	In the event of your death whilst in the service of Barclays, a lump sum of four times basic salary at the date of death shall be payable (subject to tax where applicable);

(c)	You will be eligible to participate in the Barclays car scheme, which provides the option of a car for personal and business use or a cash allowance. If you elect to take the cash allowance, it will be paid (less any applicable withholdings) in monthly instalments at the same time as salary;

(d)	Private medical cover will be available through the Barclays Healthcare Trust/AXA-PPP, International Medical Plan or any substitute scheme operated by Barclays for its employees from time to time. All cover and treatment (including for the avoidance of doubt any treatment authorised prior to the Termination Date) will cease on the Termination Date;

(e)	Barclays shall make a contribution towards costs in relation to tax reporting preparation and immigration legal support of up to a maximum of £25,000 per annum (in accordance with any policies on such matters as operated by Barclays from time to time). Any such contributions shall be paid by Barclays directly to the relevant service provider;

(f)	You will be eligible to participate in Barclays Ill Health Income Plan or such similar plan which is operated by Barclays from time to time; and

(g)	If the Board decides in its discretion to operate them, and so long as you satisfy the eligibility criteria, you may participate in either or both of the Barclays Group SAYE Share Option Scheme (“Sharesave”) and the Barclays PLC Share Incentive Plan (“Sharepurchase”).

9.2	Participation in any insurance scheme is subject to you satisfying any applicable requirements of the insurers. Your participation may be excluded where, in Barclays opinion, cover can only be obtained on the basis that exceptional conditions or unusually high premiums are imposed or levied by the insurer.

10.	HOLIDAYS

10.1	During each full holiday year of your Employment you shall be entitled to 30 working days’ paid holiday in addition to Bank and Public Holidays. Barclays holiday year runs from 1 April to the 31 March the following year. Your holiday dates must be agreed with your Manager. You may not carry forward any unused part of your holiday entitlement to a subsequent holiday year without the written consent of the Group Chairman and, subject to Clause 10.2, you will not be paid in lieu of any accrued but untaken holiday.

10.2

If your Employment begins or ends during a holiday year, your holiday entitlement will be recalculated as 2.5 days’ holiday for each complete month worked in that year (plus any Bank or Public Holidays which fall during this period). Barclays reserves the right to require you to take any accrued but unused holiday (including any holiday accrued but unused at the date notice of termination is given or received, plus the additional holiday which accrues in respect of your notice period) during your notice period. Alternatively, at Barclays sole discretion you may be paid basic salary pro rata in lieu of any holiday entitlement which is accrued but unused as at the Termination Date. If you have taken more holiday than your accrued entitlement, you will be required to repay to Barclays an amount equivalent to any holiday taken in excess of your pro rata holiday entitlement, and Barclays is authorised to deduct the appropriate amount from your final salary instalment or any other sum owed by Barclays to you at the Termination Date (which deduction shall be made on the basis that each day of paid holiday is equivalent to 1/260th of your annual basic salary).

11.	EXPENSES

Barclays shall reimburse you all travelling, hotel, entertainment and other expenses properly and reasonably incurred by you in the performance of your duties under this Agreement provided these are properly claimed and vouched for in accordance with Barclays current expenses policy.

12.	INCAPACITY

12.1	If you are at any time prevented by illness, accident or other incapacity from properly performing your duties, you shall report this fact to the Group Chairman (or such other person as may be notified to you from time to time). You shall be required to produce an appropriate doctor’s certificate in respect of any period of absence due to illness, accident or other incapacity of more than seven consecutive days, and to self-certify in respect of any shorter periods of such absence.

12.2	Following commencement of your Employment, subject to you complying with Clause 12.1 and/or any request made under Clause 12.3, if as a result of illness, accident or other incapacity you are unable to perform your duties, you will be eligible to receive your basic salary and the benefits set out in Clause 9 above (subject to the rules of the relevant schemes in force from time to time and to Barclays overriding discretion with regard to such benefits) for a maximum period of 26 weeks (whether consecutive or not) in any period of 12 consecutive months. Thereafter Barclays may by notice to you discontinue payment of your salary and benefits in whole or in part until such incapacity shall cease, or terminate your Employment in accordance with Clause 16.3 below. Any salary payments will be paid less any applicable withholdings, including any Statutory Sick Pay or social security or other benefits payable to you, and any sums recoverable from a third party. Your qualifying days for Statutory Sick Pay purposes are Monday to Friday.

12.3	You agree that you will at the request and expense of Barclays at any time (whether prior to or following the commencement of your Employment) undergo a medical examination by a medical practitioner nominated by Barclays. You hereby agree that Barclays will be entitled to receive a copy of any report produced in connection with all such examinations and to discuss the contents of the report with the doctor who produced it.

13.	INTELLECTUAL PROPERTY

13.1	You will promptly disclose to Barclays full written details of, and keep confidential, all inventions, processes, copyright works, designs (whether registrable or not), technical and other know-how and/or any other materials whatsoever conceived, developed or made by you at any time during and in the course of your Employment (whether or not conceived, developed or made during normal working hours or in your normal place of work, and whether or not alone or in conjunction with others) (the “Works”). In this regard, you agree to provide Barclays with all originals and copies of all correspondence, documents and other material in whatever medium or form recorded relating to or concerning the Works and any and all intellectual property rights therein.

13.2	You acknowledge that all Works and all intellectual property rights therein shall automatically, on creation, belong to and vest in Barclays absolutely, which shall be entitled, as far as the law permits, to the exclusive use thereof. You acknowledge further that, due to the nature of your duties and responsibilities arising from the nature of your Employment, you have, and shall at all times during your Employment with Barclays have, a special obligation to further the interests of Barclays.

13.3	To the extent that such Works and all intellectual property rights therein do not vest in Barclays automatically, you will hold all such Works and intellectual property rights in trust for Barclays unless and until the Works and all intellectual property rights therein are vested absolutely in Barclays.

13.4	You agree that you will immediately, upon request from and at the expense of Barclays, execute all such documents and provide all such assistance as may be necessary in the sole opinion of Barclays to vest the Works and intellectual property rights therein in Barclays including the securing of patent or other appropriate protection for the intellectual property rights in the Works.

13.5	You hereby assign to Barclays all current and future copyright, database rights and design rights in the Works and any other proprietary rights capable of assignment by way of present assignment of future rights for the full term of such rights.

13.6	You unconditionally and irrevocably waive your moral rights in relation to all existing and future Works, including your right to be identified as the author of the Works and not to have the Works subject to derogatory treatment.

13.7	You acknowledge that, except as may be expressly provided by law, no further remuneration or compensation other than that provided for under this Agreement is or may become due to you as a result of your compliance with this Clause 13.

13.8	Decisions as to the protection or exploitation of any of the Works and the intellectual property rights therein shall be in the absolute discretion of Barclays.

14.	CONFIDENTIAL INFORMATION

14.1	You acknowledge that, during the course of your employment, you will be privy to confidential information belonging to or relating to Barclays or the Barclays Group and its or their customers and that you will make, maintain and develop personal knowledge of, influence over and valuable personal contacts with customers, suppliers, staff and third parties. You agree that you shall keep secret and shall not at any time, whether during the term of this Agreement or thereafter, for any reason whatsoever (except as necessary for the proper performance of your duties) disclose to any person, firm, company or organisation whatsoever or otherwise make use of for your own or another’s advantage any confidential information or information which you have or may have acquired concerning the business or affairs of any member of the Barclays Group or any of its or their suppliers, customers, staff or third parties.

14.2	Confidential information includes but is not limited to:

(a)	corporate and marketing strategy, business development plans, sales reports and research results;

(b)	business methods and processes, technical information and know-how relating to the Barclays Group’s business and which is not available to the public generally, including inventions, designs, programmes, techniques, database systems, formulae and ideas;

(c)	business contacts, lists or details of customers and suppliers and details of contacts with them, their business or affairs;

(d)	information on employees and the terms and conditions of their employment, details of employee benefits, incentive schemes/plans, salary scales and/or current or anticipated trade union/employee disputes;

(e)	information or details of any actual, potential or threatened litigation, legal action, claim, dispute or arbitration against or with any member of the Barclays Group or any current or former director, officer or employee of the Barclays Group in such capacity and any information in respect of provisions for any such action;

(f)	information or details in connection with any actual or potential judicial, regulatory or governmental investigation of the Barclays Group, its business or activities, or any current or former director, officer or employee of the Barclays Group;

(g)	budgets, management accounts, trading statements and other financial reports;

(h)	unpublished price sensitive information relating to shares or securities listed or dealt in on any recognised stock exchange; and

(i)	any other information which any member of the Barclays Group or any of its employees or consultants has identified (orally, in writing or by its or their actions) as being secret or confidential in nature.

14.3	You shall at all times comply with any relevant Barclays policies from time to time in force on the security of information and shall use your best endeavours to prevent any unauthorised publication or disclosure of any confidential or secret information.

14.4	The restrictions in this Clause 14 shall not apply to:-

(a)	any disclosure of information which is already in the public domain otherwise than by breach of this Agreement;

(b)	any disclosure required by a court of law or by a governmental or regulatory body provided that you shall promptly notify Barclays when any such disclosure requirement arises (to the extent that you are permitted to do so by law and / or regulation) to enable Barclays to take such action as it deems necessary, including, without limitation, to make known to the appropriate government or regulatory authority or court the proprietary nature of the confidential information and make any applicable claim of confidentiality with respect hereto;

(c)	prevent you from making a protected disclosure within the meaning of Section 43A of the Employment Rights Act 1996.

15.	RESTRICTIVE COVENANTS

15.1	You covenant with Barclays (for itself and as trustee and agent for each member of the Barclays Group) that you shall not, whether directly or indirectly, on your own behalf or on behalf of or in conjunction with any other person, firm, company or other entity:

(a)	for a period of 6 months from the Termination Date, carry on, set up, be employed, engaged or interested (whether as a director, shareholder, principal, consultant, agent, partner or employee) in a business in any territory in the world in which the Barclays Group does business which is competitive or likely to be competitive with the Barclays Group in the provision of banking or financial services and such other services carried on by the Barclays Group at the Termination Date and with which you were actively involved in the 12 months prior to the earlier of the Termination Date and the Garden Leave Date (“Relevant Period”). The provisions of this Clause 15.1(a) shall not, at any time following the Termination Date, prevent you from holding for investment purposes only shares or securities which do not exceed five per cent (5%) in nominal value of the share capital or stock of any class of any company quoted on a recognised stock exchange and, in addition, shall not prohibit the seeking or doing of business not in direct or indirect competition with the business of the Barclays Group;

(b)

for a period of 6 months from the Termination Date deal with any person, firm, company or other entity who is or was a customer of Barclays or the Barclays Group in the Relevant Period and with whom you had material dealings in respect of banking facilities or other products or services provided by Barclays or the Barclays Group in the Relevant Period. Nothing in this Clause 15.1(b) shall prohibit you from seeking or doing business which is not in direct or indirect competition with the business of the Barclays Group;

(c)	for a period of 12 months from the Termination Date solicit or entice away or attempt to solicit or entice away or engage any director, officer or employee of executive status in the Barclays Group with whom you had material dealings in the Relevant Period. For the purposes of this Clause 15.1(c), “employee of executive status” shall include without limitation any employee of the Barclays Group with a corporate grading B7, SX, Managing Director, Director, Vice President (or equivalent grades, or anything which replaces these grades) and any employees with a lower corporate grading where in the Relevant Period they have had line manager responsibilities or have been engaged in work or projects which in Barclays reasonable opinion are key to its business.

15.2	The periods of restriction stated in Clauses 15.1(a) to 15.1(c) above shall be reduced by the length of time, if any, that you are on garden leave pursuant to Clause 17 or for any period during the notice period during which you are required to work on matters which (in the reasonable opinion of the Group Chairman) are not confidential to the Barclays Group.

15.3	Each of the restrictions contained in Clause 15 are considered by the parties to be reasonable in all the circumstances as at the date of this Agreement. However, the parties agree that if any one or more of such restrictions shall be judged to be void as going beyond what is reasonable in all the circumstances for the protection of the interests of the Barclays Group, but would be enforceable if words were deleted or one or more of the duration, range of activities and area covered were reduced in scope, the restrictions shall be deemed to apply with such modifications as may be necessary to make them valid and effective. Any such modification shall not affect the validity of any other restriction contained in this Agreement and it is agreed that the restrictions in each sub-Clause of Clause 15.1 shall be construed as separate and individual restrictions.

15.4	You agree that if, during either the Employment or the period of the restrictions set out in Clauses 15.1 (a) to (c) inclusive (subject to the provisions of Clause 15.2), you receive an offer of employment or engagement, you will provide a copy of Clauses 13, 14 and 15 to the offeror as soon as reasonably practicable after receiving the offer.

16.	TERMINATION

16.1	Either party may terminate the Agreement in accordance with Clause 3.3 above.

16.2

Notwithstanding the provisions of Clauses 3.3 and without prejudice to any remedy Barclays may have against you for breach or non-performance of any of the provisions of this Agreement, and irrespective of whether the grounds for termination arose before or after your Employment began, Barclays may (without thereby incurring any obligation to pay compensation (including, but without limitation, any payment in lieu of notice) save in relation to payments accrued and owing at the

Termination Date) immediately terminate your Employment by notice in writing if you:

(a)	become bankrupt (or equivalent in any other jurisdiction) or become the subject of an interim order under the Insolvency Act 1986 or make any arrangements or composition with your creditors; or

(b)	are convicted of any criminal offence (other than one which, in the opinion of Barclays, does not affect your position as an employee of Barclays, bearing in mind the nature of your duties and the capacity in which you are employed); or

(c)	commit any act of dishonesty whether relating to any member of the Barclays Group, other employees or otherwise; or

(d)	are guilty of any serious misconduct or any conduct calculated or tending to bring any member of the Barclays Group or yourself into disrepute; or

(e)	are guilty of serious misconduct which has damaged or may damage the business or affairs of the Barclays Group; or

(f)	are guilty of any material or repeated breach or non-observance of any of the provisions of this Agreement; or

(g)	neglect, fail or refuse to carry out duties properly assigned to you under this Agreement; or

(h)	become prohibited by law from being a director; or

(i)	are identified as being, or having ever been, a Positive Match for the purposes of the Barclays Prohibition or applicable Sanctions Notices referred to in the Barclays Group Policy for Financial Sanctions and Prohibition of Business Activity;

(j)	cease to hold or fail to obtain any regulatory approvals or consents which are required for the effective discharge by you of any duties assigned to you under this Agreement;

(k)	materially breach the rules of the FSA or any replacement regulatory body; or

(l)	breach any Barclays Group rules on anti-bribery or anti-corruption.

This Clause shall not restrict any other right which Barclays may have (whether at common law or otherwise) to terminate the Employment summarily.

16.3	Barclays may also terminate the Employment by service of 6 months’ written notice if you are unable (whether due to illness or otherwise) properly and effectively to perform your duties under this Agreement for a period or periods exceeding 26 weeks (whether consecutive or not) in any period of 12 consecutive months.

16.4	Without prejudice to Clause 16.1 Barclays may in its sole discretion elect to terminate your Employment at any time with immediate effect by giving you written notice and:-

(a)	paying you the basic salary which you would have been entitled to receive under this Agreement during the notice period referred to in Clause 3.3 if notice had been given or, if notice has already been given, during the remainder of that notice period (“the Notice Period”);

(b)	paying you a sum equal to the cash allowances which you would have been entitled to receive under Clause 9.1 (a), 9.1(c) and 9.1(e) during the Notice Period; and

(c)	paying you a sum equal to the actual cost which would have been incurred by Barclays in providing you with the benefits under Clause 9.1 (b), 9.1(d) and 9.1(f), during the Notice Period. Alternatively, Barclays may in its absolute discretion elect to continue to provide the benefits referred to in Clause 9.1(b), 9.1(d) and 9.1(f) for the Notice Period;

Any payments made to you under this Clause 16.4 shall be paid less any applicable withholdings and shall be made in full and final settlement of any claims (other than statutory claims) which you may have against any member of the Barclays Group arising from the Employment or the termination thereof. For the avoidance of doubt, you shall not be entitled to receive any payment in respect of holiday entitlement that would have accrued during the period for which the payment in lieu is made.

16.5	The payments referred to in Clause 16.4(a) to (c) above (together “the Payment in Lieu”) may at Barclays discretion be paid as a lump sum within one month of the Termination Date or in equal monthly instalments from the Termination Date until the end of the Notice Period provided always that if after exercising its discretion to make a Payment in Lieu Barclays becomes aware of any grounds that would permit it to summarily terminate the Employment any payments due under this Clause 16.5 will cease to be payable and the net value of any Payment(s) in lieu that have been received by you shall be repaid as a debt to Barclays within 30 days of Barclays notifying you of this repayment obligation.

16.6	If Barclays elects to pay the Payment in Lieu in instalments and while such payments are being made you commence alternative employment or the provision of services under a consultancy arrangement, then for each month that instalments of the Payment in Lieu remain payable, Barclays shall be entitled to reduce the amounts calculated in accordance with sub-Clauses 16.4(a) to (c) by the amount of any salary, fees, benefits or bonus awards received by you from any alternative employment or engagement. In the event that Barclays exercises its discretion to terminate your employment under Clause 16.4, you shall use your reasonable efforts to secure alternative employment or an engagement as a consultant as soon as reasonably practicable (subject to your obligations under Clause 15) and the payment of the instalments shall be conditional on you providing Barclays with reasonable evidence of such efforts.

16.7	You will not, under any circumstances, have any right to Payment in Lieu unless Barclays has made an election by written notice under Clause 16.4 to make such a payment to you. In consideration for the Payment in Lieu you agree to remain bound by the covenants contained in Clause 15 of this Agreement.

16.8	No salary review will be undertaken after notice has been given by either party to terminate the Employment.

16.9	On the Termination Date (or, at the discretion of Barclays, on notice of termination being given or received by you) you will be deemed to have automatically resigned from any offices and any other executive positions that you hold with any members of the Barclays Group (or any offices and any other executive positions with any third parties that you hold as part of your Employment with Barclays). For the avoidance of doubt you shall not be entitled to any compensation for loss of office.

16.10	It is acknowledged that you may, during the Employment, be granted rights upon the terms and subject to the conditions of the rules from time to time of one or more of Barclays long term incentive plans or any other profit sharing, share incentive, share or cash option, annual discretionary incentive award, bonus or phantom option scheme operated by Barclays or any member of the Barclays Group with respect to shares in Barclays. If, on termination of the Employment, whether lawfully or in breach of contract you lose any of the rights or benefits under any such scheme (including rights or benefits which you would not have lost had the Employment not been terminated) you shall not be entitled, by way of compensation for loss of office or otherwise howsoever, to any compensation for the loss of any rights under any such scheme.

16.11	The termination of your Employment shall not affect any provisions which are intended to operate after the Termination Date.

16.12	Following the termination of your Employment for whatever reason, you shall not at any time represent yourself as being in any way concerned with or interested in the business of, or employed by, any member of the Barclays Group.

17.	SUSPENSION AND GARDEN LEAVE

17.1	Barclays may, in its absolute discretion, suspend you at any time from the performance of all or any of your duties:

(a)	where notice of termination has been served by either party, whether in accordance with Clause 3.3 or otherwise, for the whole or any part of the notice period;

(b)	for such periods and on such terms as it considers expedient to allow it or the FSA or any competent regulatory body to undertake any investigation including, but not limited to, any investigation under the disciplinary procedure, regulatory investigation or into any alleged failure to obtain or hold any regulatory authorisations necessary to fulfil the position held by you.

17.2	During any period of suspension under Clause 17.1, Barclays shall be under no obligation to provide work for or assign any duties to you and may require you:

(a)	not to attend any premises of any member of the Barclays Group other than as a customer of a Barclays retail bank; and/or

(b)	to resign with immediate effect from any offices you hold with any member of the Barclays Group (and any related trusteeships); and/or

(c)	not to speak to, contact or otherwise communicate with or engage with any director, consultant, agent, contractor or employee of any member of the Barclays Group or any person, firm or company who, at the date of such suspension or exclusion is a client or customer of any member of the Barclays Group unless they are members of your immediate family; and/or

(d)	at any time to carry out such special projects or duties commensurate with your abilities as Barclays shall in its absolute discretion determine; and/or

(e)	at any time to meet with representatives from Barclays in order to facilitate a handover of work and provide assistance with ongoing business activity; and/or

(f)	to take any holiday which has accrued under Clause 10 during any period of suspension under Clause 17.1.

17.3	During any period of suspension under Clause 17.1:

(a)	this Agreement shall continue and you will continue to be bound by your obligations under it (except as expressly included in this Clause) including, for the avoidance of doubt, your obligations of confidentiality, good faith and fidelity to Barclays;

(b)	the provisions of Clause 4.1(e) shall remain in full force and effect;

(c)	you will continue to receive your salary and other contractual benefits save that you shall not be entitled to earn or be paid any discretionary incentives award or bonus during any period of garden leave or suspension where an investigation is pending and your conduct is found to amount to serious misconduct under the Barclays disciplinary process.

18.	RETURN OF BARCLAYS PROPERTY

Upon termination of your Employment for whatever reason (or, at Barclays discretion, with effect from the Garden Leave Date) or if requested by Barclays at any time, you shall immediately deliver to Barclays in good condition all property of Barclays or any member of the Barclays Group or any of its or their clients or customers which may be in your possession or control, including without limitation all vehicles, keys, all cards providing access to any Barclays premises, credit and purchase cards, any IT or mobile phone equipment, correspondence, documents, specifications, reports, data, papers and records in whatever medium or form (including any computer material such as discs or tapes), all confidential information or documents, any information or documents relating to Barclays intellectual property rights, together with all copies of any such information or documents, which you have in your possession or under your control.

19.	RECONSTRUCTIONS AND CHANGE OF CONTROL

If Barclays is to be wound up for the purpose of a reconstruction or amalgamation or if Barclays transfers all or a substantial part of its business to another company and Barclays procures that you are offered employment by the reconstructed or amalgamated or transferee company on similar terms to the terms of this Agreement, you will have no claim against Barclays in respect of the termination of your Employment.

20.	DISCIPLINARY AND GRIEVANCE PROCEDURE

Barclays has a disciplinary and grievance procedure, details of which are on the HR intranet. Barclays disciplinary and grievance procedure does not form part of the terms and conditions of your Employment. If you are dissatisfied with the outcome of a grievance you raised in relation to your Employment or a disciplinary decision against you, you may apply in writing to the Group HR Director as appropriate of your business area whose decision will be final.

21.	COLLECTIVE AGREEMENTS

There are no collective agreements with any trade unions which directly affect the terms and conditions of your Employment.

22.	NOTICES

Any notice to be given under this Agreement shall be in writing. Notice to you shall be sufficiently given by being delivered personally to you or by being sent by first class post addressed to you at the address stated in this Agreement or the last place of residence in the UK notified to Barclays by you. Notice to Barclays shall be sufficiently given by being delivered to the Company Secretary of Barclays or by being sent by first class post to the registered office of Barclays addressed for the attention of the Company Secretary of Barclays. Any notice if posted shall be deemed served upon the third day following that on which it was posted.

23.	MISCELLANEOUS

23.1	This Agreement, together with any documents referred to in it, sets out the whole agreement between the parties relating to your Employment and cancels all previous agreements, representations and arrangements (whether oral or in writing) in connection with your Employment by Barclays which shall have no further effect as from the Start Date (this includes but is not limited to the service agreement between you and Barclays, dated 29 November 2005 and any letters of amendment to that service agreement). You acknowledge that you have not entered into this Agreement in reliance upon any representation, warranty or undertaking which is not set out in this Agreement or expressly referred to in it as forming part of your contract of employment.

23.2	No omission to exercise or delay in exercising any right, power or remedy provided to Barclays by law or under this Agreement will constitute a waiver of that right, power or remedy.

23.3	For the purposes of the Employment Rights Act 1996 or otherwise, you hereby consent to the deduction of any sums owing by you to any member of the Barclays Group at any time from your salary or any other payment due from any member of the Barclays Group to you in respect of any overpayment of any kind made to you or in respect of any outstanding debt or other sum owed by you to any member of the Barclays Group and you hereby also agree to make a payment to Barclays of any sums owed by you to Barclays upon demand by Barclays at any time.

23.4	During your Employment, Barclays may at its discretion require that you undergo screening for criminal record, sanctions list and/or credit reference checks from time to time. It is anticipated that any such screening would only be undertaken if required for regulatory purposes or in order to comply with the minimum standards for the role you are undertaking, as set out in Barclays Global Standard on People Screening. You agree to submit to and fully comply with any such screening procedures.

23.5	During your Employment, you must comply with all Barclays policies and procedures, including but not limited to Barclays policies and procedures on, and any other legal obligations relating to, anti-bribery and anti-corruption.

23.6	During your Employment, you must also comply with Barclays policies and procedures relating to Data Protection legislation (as amended from time to time). Barclays and the Barclays Group will process personal information relating to you for the purpose of your Employment. Examples of the type of personal information relating to you which the Barclays Group may process includes your employment application and other employment related details such as your absence records (including medical reports where relevant) and your profile (including your gender, age, ethnic origin and disability (if you have one)). This information will be used and shared within the Barclays Group and may be disclosed to approved external business partners who provide a service to us, for example health insurers, for the purpose of giving effect to your Employment and for other business reasons. We may use your details to send you information on optional benefits, including exclusive employee offers on Barclays products and services. By signing this Agreement you agree to such information being processed where it is necessary or reasonably required for the conduct of Barclays business and you consent to such data being transferred outside the European Economic Area to members of the Barclays Group and our external business partners. You should refer to the Privacy and Data Protection intranet site for further details on how Barclays uses your information.

23.7	You also consent to Barclays monitoring your use of all Barclays resources and its communication and electronic equipment (including without limitation the telephone, fax and email systems) and information stored on Barclays computer equipment, as described in your local acceptable use policy in accordance with the Barclays Group electronic communications standards.

23.8	You and Barclays acknowledge that in entering into this Agreement neither has relied on any representation or undertaking by the other whether oral or in writing except as expressly incorporated in this Agreement. Barclays will not be liable for any misrepresentation by it or the Barclays Group before the Start Date made innocently or negligently and your remedy in respect of any representation made before the Start Date which is untrue will be limited to damages for breach of contract.

23.9	A person who is not a party to this Agreement shall have no right under the Contracts (Rights of Third Parties) Act 1999 to enforce any of its terms.

24.	APPLICABLE LAW

English law shall apply to this Agreement and to your Employment and the parties submit to the exclusive jurisdiction of the English courts.

(	SIGNED BY LAWRENCE DICKINSON
(	a duly authorised signatory
(	for and on behalf of Barclays

DATE ………………………………

I confirm that I have read, understood and accept the terms of this Agreement as forming the terms and conditions of my Employment.

SIGNED BY	)
ANTONY JENKINS	)
DATE ………………………………